T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

February 4, 2009	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

CORPORATE UPDATE

Levon Resources Ltd. (“the Company”) would like to confirm to our shareholders that for the past 18 months we have been actively pursuing early to mid-stage exploration properties in North America with upside development potential.

Numerous opportunities have been presented to the company due to the financial turmoil, and management has been reviewing these along with several interesting projects we have uncovered through our own initiatives, and as a result ongoing negotiations are taking place.

There is no assurance that these negotiations will come to a successful conclusion.

While management cannot make any assurances or guarantees, we are pleased with the opportunities that have been presented to us for review.

ON BEHALF OF THE BOARD

“Ron Tremblay”

______________________________
Ron Tremblay
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.